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                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549


                              SCHEDULE 14D-1

        TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                     SECURITIES EXCHANGE ACT OF 1934

                        Fusion Systems Corporation
                        (Name of Subject Company)

                          ETN Acquisition Corp.
                            Eaton Corporation
                                (Bidders)

                  Common Stock, Par Value $.01 Per Share
                      (Title of Class of Securities)

                                361129109
                  (CUSIP number of class of securities)

                         Gerald L. Gherlein, Esq.
                            Eaton Corporation
                               Eaton Center
                        1111 Superior Avenue, N.E.
                          Cleveland, Ohio 44114
                              (216) 523-5000
         (Name, address and telephone number of person authorized
        to receive notices and communications on behalf of bidder)

                                Copies to:

                           Daniel A. Neff, Esq.
                      Wachtell, Lipton, Rosen & Katz
                           51 West 52nd Street
                        New York, New York  10019
                              (212) 403-1000

                        Calculation of Filing Fee

      Transaction Valuation*              Amount of Filing Fee**
      $292,224,465                           $58,445

* For purposes of calculating the filing fee only. Based upon 7,492,935 shares of Common Stock, par value $.01 per share, of Fusion Systems Corporation outstanding on June 27, 1997.

** The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

     Amount Previously Paid:             None     Filing Party:  N/A
     Form or Registration No.:           N/A      Date Filed:    N/A
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    CUSIP No. 361129109          14D-1

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      1.       Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               ETN Acquisition Corp. 13-3954725
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      2.       Check the Appropriate Box if a Member of a Group
                     (a)   [ ]
                     (b)   [ ]
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      3.       SEC Use Only

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      4.       Sources of Funds

               AF
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      5.       Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f)    [ ]
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      6.       Citizenship or Place of Organization

               Delaware
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      7.       Aggregate Amount Beneficially Owned by
               Each Reporting Person

               - 0 -
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      8.       Check if the Aggregate Amount in Row (7) excludes
               Certain Shares  [ ]
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      9.       Percent of Class Represented by Amount
               in Row (7)

               - 0 -
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      10.      Type of Reporting Person

               CO
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
    CUSIP No. 361129109          14D-1

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      1.       Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Eaton Corporation 34-0196300
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      2.       Check the Appropriate Box if a Member of a Group
                     (a)   [ ]
                     (b)   [ ]
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      3.       SEC Use Only

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      4.       Sources of Funds

               00
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      5.       Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(e) or 2(f)    [ ]
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      6.       Citizenship or Place of Organization

               Ohio
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      7.       Aggregate Amount Beneficially Owned by
               Each Reporting Person

               - 0 -
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      8.       Check if the Aggregate Amount in Row (7) excludes
               Certain Shares  [ ]
--------------------------------------------------------------------------------
      9.       Percent of Class Represented by Amount
               in Row (7)

               - 0 -
--------------------------------------------------------------------------------
      10.      Type of Reporting Person

               CO
--------------------------------------------------------------------------------
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     This Schedule 14D-1 relates to the offer by ETN Acquisition Corp. (the
"Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Eaton Corporation, an Ohio corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Fusion Systems Corporation, a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of September 8, 1994, as amended as of April 19, 1995 and June 30, 1997, between the Company and BankBoston, N.A. (formerly The First National Bank of Boston), as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $39.00 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), which are annexed to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This Schedule 14D-1 is being filed on behalf of the Purchaser and Parent.


ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Fusion Systems Corporation. The address of its principal executive offices is 7600 Standish Place, Rockville, Maryland 20855.

     (b) Reference is hereby made to the information set forth in the "Introduction," Section 1 ("Terms of the Offer") and Section 11 ("Purpose of the Offer; The Merger Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company; The Rights; The Contingent Rights") of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is hereby made to the information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase, which is incorporated herein by reference.


ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser") and Schedule I (Directors and Executive Officers of Parent and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference.

     (e)-(f) During the last five years, neither Parent nor the Purchaser, nor, to the best of their knowledge, any of
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their respective executive officers and directors listed in Schedule I
(Directors and Executive Officers of Parent and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

     (g) Reference is hereby made to the information set forth in Schedule I (Directors and Executive Officers of Parent and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference.


ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; The Merger Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company; The Rights; The Contingent Rights") of the Offer to Purchase, which is incorporated herein by reference.


ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) Reference is made to the information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

     (c) Not applicable.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) Reference is hereby made to the information set forth in the "Introduction," Section 7 ("Possible Effects of the Offer on the Market for the Shares; NASDAQ Quotation; Exchange Act Registration; Margin Regulations"),
Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; The Merger Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company; The
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Rights; The Contingent Rights") and Section 13 ("Dividends and Distributions")
of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") and Schedule I (Directors and Executive Directors of Parent and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company"),
Section 11 ("Purpose of the Office; The Merger Agreement; Statutory Requirements; Appraisal Rights; Plan for the Company; The Rights; The Contingent Rights") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.


ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is hereby made to the information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase, which is incorporated herein by reference.


ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.


ITEM 10. ADDITIONAL INFORMATION.

     (a) Reference is hereby made to the information set forth in the "Introduction," Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; The Merger Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company; The Rights; The Contingent Rights") of the Offer to Purchase, which is incorporated herein by reference.
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     (b)-(c) Reference is hereby made to the information set forth in the
"Introduction," Section 11 ("Purpose of the Offer; The Merger Agreement; Statutory Requirements; Appraisal Rights; Plans for the Company; The Rights; The Contingent Rights") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

     (d) Reference is hereby made to the information set forth in Section 7 ("Possible Effects of the Offer on the Market for the Shares; NASDAQ Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase, which is incorporated herein by reference.

     (e) To the best knowledge of Parent and the Purchaser, no such proceedings are pending or have been instituted.

     (f) Reference is hereby made to the entire texts of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

          (a)(1)   --   Offer to Purchase, dated July 7, 1997.

          (a)(2)   --   Letter of Transmittal.

          (a)(3)   --   Form of Letter to Brokers, Dealers, Commercial
                        Banks, Trust Companies and Nominees.

          (a)(4)   --   Form of Letter to Clients for Use by Brokers,
                        Dealers, Commercial Banks, Trust Companies and
                        Nominees.

          (a)(5)   --   Notice of Guaranteed Delivery.

          (a)(6)   --   Guidelines of the Internal Revenue Service for
                        Certification of Taxpayer Identification Number on Substitute Form W-9.

          (a)(7)   --   Press release issued by Parent on June 30, 1997.

          (a)(8)   --   Form of Summary Advertisement, dated July 7,
                        1997.

          (c)(1)   --   Confidentiality Agreement between Parent and the
                        Company, dated April 7, 1997.

          (c)(2)   -    Letter agreement between Parent and the Company, dated
                        June 24, 1997.
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          (c)(3)   --    Agreement and Plan of Merger, dated as of June 30, 1997
                         by and among the Company, the Purchaser and Parent.

          (c)(4)   --   Executive Noncompetition Agreement, dated as of June
                        30, 1997, by and among Parent, John C.
                        Matthews and the Company.

          (c)(5)   --   Consulting and Noncompetition Agreement, dated as of
                        June 30, 1997, by and among Parent, Leslie S.
                        Levine and the Company.

          (d)      --   Not applicable.


          (e)      --   Not applicable.

          (f)      --   Not applicable.
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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 7, 1997

                             EATON CORPORATION



                             By:   /s/  Alexander M. Cutler
                                --------------------------------------
                                Name:   Alexander M. Cutler
                                Title:  President and Chief
                                        Operating Officer



                             ETN ACQUISITION CORP.



                             By:   /s/  Brian R. Bachman
                                --------------------------------------
                                Name:   Brian R. Bachman
                                Title:  President

                                  EXHIBIT INDEX


EXHIBIT
  NO.                        DESCRIPTION

(a)(1)   --   Offer to Purchase, dated July 7, 1997.

(a)(2)   --   Letter of Transmittal.

(a)(3)   --   Form of Letter to Brokers, Dealers, Commercial
              Banks, Trust Companies and Nominees.

(a)(4)   --   Form of Letter to Clients for Use by Brokers,
              Dealers, Commercial Banks, Trust Companies and
              Nominees.

(a)(5)   --   Notice of Guaranteed Delivery.

(a)(6)   --   Guidelines of the Internal Revenue Service for
              Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)   --   Press release issued by Parent on June 30, 1997.

(a)(8)   --   Form of Summary Advertisement, dated July 7,
              1997.

(c)(1)   --   Confidentiality Agreement between Parent and the
              Company, dated April 7, 1997.

(c)(2)   -    Letter agreement between Parent and the Company, dated
              June 24, 1997.

(c)(3)   --   Agreement and Plan of Merger dated as of June 30,
              1997 by and among the Company, the Purchaser and Parent.

(c)(4)   --   Executive Noncompetition Agreement, dated as of June
              30, 1997, by and among Parent, John C.
              Matthews and the Company.

(c)(5)   --   Consulting and Noncompetition Agreement, dated as of
              June 30, 1997, by and among Parent, Leslie S.
              Levine and the Company.
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(d)      --   Not applicable.

(e)      --   Not applicable.

(f)      --   Not applicable.